UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
|  |

### FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**
<br>MM/DD/YY           MM/DD/YY

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### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **AMERICAN FUNDS & TRUSTS, INC.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
**3030 S MAIN ST, SUITE 100**
(No. and Street)

| **SALT LAKE CITY** | **UT** | **84115** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Richard P. Taggart** | **801-466-8701** | **amfunds58@aol.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

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### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**HAYNIE & COMPANY**
(Name – if individual, state last, first, and middle name)

| **1785 W 2320 S** | **SLC** | **UT** | **84119** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **10/20/2003** | **457** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AMERICAN FUNDS AND TRUSTS, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2023

**AMERICAN FUNDS AND TRUSTS, INC.**

**TABLE OF CONTENTS**







Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Funds & Trusts, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of American Funds & Trusts, Inc. as of December 31, 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Funds & Trusts, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of American Funds & Trusts, Inc.'s management. Our responsibility is to express an opinion on American Funds & Trusts, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Funds & Trusts, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The information contained in Schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of American Funds & Trusts, Inc.'s financial statements. The supplemental information is the responsibility of American Funds & Trusts, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
**April 1, 2024**
We have served as American Funds & Trusts, Inc.'s auditor since 2016.



## OATH OR AFFIRMATION

I, Richard P. Taggart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Fund & Trusts, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STEPHANIE W. COUSINS
NOTARY PUBLIC · STATE OF UTAH
My Commission Expires January 23, 2027
COMMISSION NUMBER 728935

Signature:

Title: VICE PRESIDENT

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**AMERICAN FUNDS AND TRUSTS, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2023**

## ASSETS

**Current assets:**

| | |
|---|---:|
| Cash and cash equivalents | $ 365,412 |
| Commissions receivable | 73,837 |
| Prepaid expense | 951 |
| Deposits | 204 |
| **Total current assets** | 440,404 |

**Furniture, equipment and leasehold improvements,**
at cost, less accumulated depreciation of $32,627     22,804

**Other assets**

| | |
|---|---:|
| Operating lease right-of-use asset | 237,279 |
| **Total Assets** | $ 700,487 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

**Current liabilities:**

| | |
|---|---:|
| Accrued commissions to officers and directors | $ 76,232 |
| Operating lease liability - current portion | 44,561 |
| Accrued expenses and other payables | 27,469 |
| Accrued commissions to registered representatives | 26,120 |
| Accrued income tax payable | 3,121 |
| **Total current liabilities** | 177,503 |

**Long-term liabilities:**

| | |
|---|---:|
| Operating lease liability - long-term portion | 196,318 |
| Deferred income taxes | 2,700 |
| **Total long-term liabilities** | 199,018 |
| **Total liabilities** | 376,521 |

**Stockholders' equity:**

| | |
|---|---:|
| Common stock, $1 par value, 150,000 shares authorized and 122,168 shares issued and outstanding | 122,168 |
| Additional paid-in capital | 44,409 |
| Retained earnings | 157,389 |
| **Total stockholders' equity** | 323,966 |
| **Total Liabilities and Stockholders' Equity** | $ 700,487 |

See independent registered public accounting firm's audit report and notes to financial statements.

**AMERICAN FUNDS AND TRUSTS, INC.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | |
|---|---:|
| **Revenues:** | |
| Commissions | $ 856,531 |
| Realized gain on investment securities | 29,418 |
| Estate administration fees | 5,882 |
| Interest and dividend income | 3,161 |
| Unrealized (loss) on investment securities | (17,045) |
| **Total revenues** | 877,947 |
| | |
| **Expenses:** | |
| Commissions, salaries and payroll taxes | 725,189 |
| Occupancy and equipment | 78,507 |
| Professional fees | 44,878 |
| Regulatory and membership fees | 5,732 |
| Communications & office expense | 3,649 |
| Other | 15,870 |
| **Total expenses** | 873,825 |
| | |
| Income before income tax expense | 4,122 |
| | |
| Income tax expense | 589 |
| | |
| **Net income** | $ 3,533 |

See independent registered public accounting firm's audit report and notes to financial statements.

**AMERICAN FUNDS AND TRUSTS, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | Common Stock | | Additional Paid | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | In Capital | Earnings | Total |
| Balances, December 31, 2022 | 122,168 | $ 122,168 | $ 44,409 | $ 153,856 | $ 320,433 |
| Net income | -- | -- | -- | 3,533 | 3,533 |
| Balances, December 31, 2023 | 122,168 | $ 122,168 | $ 44,409 | $ 157,389 | $ 323,966 |

See independent registered public accounting firm’s audit report and notes to financial statements.

**AMERICAN FUNDS AND TRUSTS, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 3,533 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation expense | 4,226 |
| Amortization of operating lease right-of-use asset | 43,824 |
| Dividends reinvested in securities | (3,046) |
| Unrealized loss on investment securities | 17,045 |
| Realized gain on investment securities | (29,418) |
| Change in deferred income taxes | (4,700) |
| (Increase) decrease in assets: | |
| Commissions receivable | (6,605) |
| Prepaid expenses | 665 |
| Prepaid income taxes | 23,054 |
| Deposits | 2,229 |
| Increase (decrease) in liabilities: | |
| Commissions due to officers and directors | 10,580 |
| Operating lease liability | (41,224) |
| Accrued expenses and other payables | 588 |
| Commissions due to registered representatives | (42) |
| Income taxes payable | 3,121 |
| **Net cash provided operating activities** | 23,830 |
| **Cash flows from investing activities:** | |
| Proceeds from sale of investment securities | 91,134 |
| Purchase of equipment | (15,483) |
| **Net cash provided by investing activities** | 75,651 |
| **Cash flows from financing activities:** | |
| **Net cash provided by financing activities** | -- |
| **Net increase in cash** | 99,481 |
| Cash and cash equivalents, beginning of year | 265,931 |
| **Cash and cash equivalents, end of year** | $ 365,412 |

**(Continued on next page)**

See independent registered public accounting firm's audit report and notes to financial statements.

**AMERICAN FUNDS AND TRUSTS, INC.**
**STATEMENT OF CASH FLOWS (Continued)**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

**Supplemental disclosures of cash flow information:**

| | |
|---|---|
| Cash paid during the year for: | |
| Income taxes | $ -- |
| Interest | $ -- |

See independent registered public accounting firm's audit report and notes to financial statements.

1.  <u>**Summary of Significant Accounting Policies**</u>

    a.  <u>**Business**</u>

    The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

    b.  <u>**Basis of Accounting**</u>

    Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

    c.  <u>**Revenue Recognition**</u>

    The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* using the modified retrospective method. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

    The Company acts as an agent by selling mutual funds to customers and collecting commissions from the mutual fund companies. In addition, if a customer subsequently adds to their mutual fund position, the Company collects additional commissions. Accordingly, the Company recognizes the net commissions on a trade date basis, which is the day the transaction is executed. The Company believes that the performance obligation is satisfied on the trade date because that is when the mutual fund is selected, the price is determined, and the risks and rewards of ownership have been transferred to the customer.

    The Company also receives recurring commissions on mutual funds held by customers for a duration longer than one year. The Company believes that the performance obligation is not satisfied until the mutual funds are held by customers for the required duration and recognizes the net commissions at that time.

    The recognition and measurement of revenue is based on the assessment of specific mutual fund company commission terms and significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

    d.  <u>**Customer Security Transactions**</u>

    The Company does not retain customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

e.    **Cash and Cash Equivalents**

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents.  The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those investments.

f.    **Furniture, Equipment and Depreciation**

Furniture and equipment are stated at cost less accumulated depreciation.  Depreciation on office furniture, equipment and leasehold improvements is provided using the straight-line method over expected useful lives of 5 to 7 years.  Normal repair and maintenance items are expensed as incurred.

g.    **Leases**

In March 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability on the statement of financial condition for all leases with terms longer than 12 months. Pursuant to this standard, the Company has recorded an operating lease right-of use ("ROU") asset and operating lease liability in the accompanying statement of financial condition as of December 31, 2023.

The Company leases office space under the terms of an operating lease.  The determination of whether an arrangement is a lease is made at the lease's inception.  Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.  Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset.  Management only reassesses its determination if the terms and conditions of the contract are changed.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments.  Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term.  The Company uses the implicit rate when it is readily determinable.  Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's estimated incremental borrowing rate based on the information available at lease commencement.

h.    **Investments**

The Company's investments consisted of mutual funds that had a readily determinable fair market value.  On January 1, 2019, the Company adopted ASU No. 2016-01, *Financial Instruments - Overall* ("ASC 825-10"), which requires all equity securities other than those accounted for under the equity method to be reported at fair value with holding gains and losses recognized in net earnings.  The mutual funds were liquidated during 2023.

**Notes to the Financial Statements - continued**

i. **Fair Value of Financial Instruments**

FASB ASC 825-10, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, commissions receivable, commissions payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

j. **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. Depreciation expense is recognized in different periods for tax and financial accounting purposes. The tax effect of these differences is reported as deferred income taxes in the financial statements.

k. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. **Commissions Receivable**

Commissions receivable represent amounts due from mutual fund companies for commissions earned through December 31, 2023. Amounts due are received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

3. **Furniture, Equipment and Leasehold Improvements**

The major classes of depreciable assets are as follows:

| | |
|---|---|
| Furniture and equipment | $ 53,533 |
| Leasehold improvements | 1,898 |
| Total | 55,431 |
| Less accumulated depreciation | (32,627) |
| Fixed assets, net | $ 22,804 |

Depreciation expense for the year ended December 31, 2023 was $4,226.

**Notes to the Financial Statements - continued**

4.  **Income Taxes**

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of depreciation and unrealized gains on securities.

FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2023, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and Utah. The Company's tax returns are subject to possible examination by the taxing authorities. For income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2020.

Income tax expense consists of the following:

| | |
|---|---:|
| Current year income taxes due: | |
| Federal | $ 4,143 |
| State | 1,032 |
| Foreign | 114 |
| Total | 5,289 |
| Deferred tax expense for current year timing differences: | |
| Federal | (3,900) |
| State | (800) |
| Total | (4,700) |
| Total income tax expense | $ 589 |

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 21 percent as follows:

| | |
|---|---:|
| Computed "expected" federal tax expense | $ 866 |
| Computed "expected" state tax expense | 192 |
| Impact of state income tax deductibility | (217) |
| Other | (252) |
| Total income tax expense | $ 589 |

Using the applicable combined federal and state tax rate of 26%, the deferred tax liabilities are as follows:

| Deferred tax liabilities: | Amount | Rate | Tax |
|---|---|---|---|
| Tax depreciation in excess of book depreciation | $ 10,416 | 25.65% | $ 2,672 |
| Rounding | | | 28 |
| Net deferred tax liabilities | | | $ 2,700 |
| | | | |
| Deferred tax assets - federal | | | $ -- |
| Deferred tax liabilities - federal | | | 2,200 |
| Net deferred tax liabilities – federal | | | 2,200 |
| Deferred tax assets - state | | | $ -- |
| Deferred tax liabilities - state | | | 500 |
| Net deferred tax liabilities – state | | | 500 |
| Net deferred tax liabilities | | | $ 2,700 |

5.   **Lease Arrangements**

As disclosed in Note 1, the Company adopted ASU No. 2016-02, *Leases* (Topic 842), which requires leases with durations greater than 12 months to be recognized on the statement of financial condition. The Company renewed a six-year operating lease for office space in August 2022, which will expire on August 31, 2028.  Rent expense under this agreement for 2023 was $54,400.

The Company uses its estimated cost of capital at lease commencement as its interest rate, as the operating lease does not provide a readily determinable implicit interest rate.  The following table presents the Company's lease-related assets and liabilities as of December 31, 2023:

| | | |
|---|---|---|
| Assets: | | |
| Operating leases | Operating lease right-of-use asset | $ 237,279 |
| | Total | $ 237,279 |
| | | |
| Liabilities: | | |
| Operating leases | Operating lease liability - current portion | $ 44,561 |
| | Operating lease liability – long-term portion | $ 196,318 |
| | Total | $ 240,879 |
| Weighted-average remaining term | | 4.67 years |
| Weighted-average discount rate | | 5.00% |

**Notes to the Financial Statements - continued**


Future minimum lease commitments are as follows:

| Year Ending December 31, | Lease Commitments |
|---|---|
| 2024 | $ 55,600 |
| 2025 | 56,800 |
| 2026 | 58,000 |
| 2027 | 59,200 |
| 2028 | 40,000 |
| Thereafter | -- |
| Total lease payments | 269,600 |
| Less interest factor | (28,721) |
| Total operating lease liability | 240,879 |
| Less operating lease liability - current portion | 44,561 |
| Operating lease liability – long-term portion | $196,318 |


**6.**     **Net Capital Requirements**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. At December 31, 2023, the Company's net capital was $276,727 which was $251,727 in excess of its required net capital, which is the greater of $25,000 or 6-2/3 percent of its aggregate indebtedness.


**7.**     **Risk Management**

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

**Credit Risk**

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

**Market Risk**

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in the underlying net asset value. The Company has no more investments that make it susceptible to market risk.

13

**Notes to the Financial Statements - continued**

<u>**Operating Risk**</u>

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

<u>**Concentration of Credit Risk**</u>

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At December 31, 2023 the Company had approximately $963,596 in excess of the FDIC limit.

8.     <u>**Commitments and Contingencies**</u>

The Company has no knowledge of any violations or any suspected violations of any laws or regulations that would result in a future commitment or create a basis for accruing or disclosing a loss contingency in the financial statements under GAAP during the year ended December 31, 2023.

9.     <u>**Subsequent Events**</u>

Management has evaluated subsequent events through April 1, 2024, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2023

**AMERICAN FUNDS AND TRUSTS, INC**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL**
**DECEMBER 31, 2023**

| | | |
|---|---|---|
| Stockholders' equity | | $ 323,966 |
| Non-allowable assets: | | |
| Commissions receivable in excess of commissions payable | (23,280) | |
| Furniture, equipment and leasehold improvements, net | (22,804) | |
| Prepaid expense | (951) | |
| Deposits | (204) | (47,239) |
| Net capital per audit | | $ 276,727 |

See report of independent registered public accounting firm.

**AMERICAN FUNDS AND TRUSTS, INC**
**SCHEDULE II**
**RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION OF NET CAPITAL**
**DECEMBER 31, 2023**

**RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION**

| | |
|---|---|
| Net capital per respondent's Focus report | $ 276,727 |
| Net increase in stockholders' equity | -- |
| Net decrease in nonallowable assets | -- |
| Net capital per audit | $ 276,727 |

See report of independent registered public accounting firm.

**AMERICAN FUNDS AND TRUSTS, INC.**
**SCHEDULE III**
**COMPUTATION OF AGGREGATE INDEBTEDNESS**
**DECEMBER 31, 2023**

| | |
|---|---:|
| Accrued commissions to officers and directors | $ 76,232 |
| Accrued expenses and other payables | 27,469 |
| Accrued commissions to registered representatives | 26,120 |
| Lease liability in excess of right-of-use asset | 3,600 |
| Accrued income taxes payable | 3,121 |
| | |
| Total aggregate indebtedness | $ 136,542 |
| | |
| Ratio of aggregate indebtedness to net capital | 0.49:1 |

See report of independent registered public accounting firm.

**AMERICAN FUNDS AND TRUSTS, INC.**
**SCHEDULE IV**
**EXEMPTIVE PROVISION UNDER RULE 15c3-3**
**DECEMBER 31, 2023**

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. | $2,500 capital category; as per Rule 15c3-1 | _______ |
| B. | "Special Account for the Exclusive Benefit of Customers" maintained | X |
| C. | All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm ______________________________ | _______ |
| D. | Exempted by order of the Commission | _______ |

See report of independent registered public accounting firm.



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Funds & Trusts, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Funds & Trusts, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which American Funds & Trusts, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provision) and (2) American Funds & Trusts, Inc. stated that American Funds & Trusts, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. American Funds & Trusts, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Funds & Trusts, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, UT
April 1, 2024



# American Funds and Trusts, Inc.

*Financial Professionals Specializing in Mutual Funds, Personal & Corporate Retirement Plans*

3030 SOUTH MAIN STREET, SUITE 100
SALT LAKE CITY, UTAH 84115
(801) 466-8701
FAX (801) 466-8780

RICHARD M. TAGGART, Pres.
RICHARD P. TAGGART, Vice Pres.

**EXEMPTION REPORT**

American Funds & Trusts, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(i).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Richard P. Taggart, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard P. Taggart
Vice President
American Funds & Trusts, Inc.
April 1, 2024

email: amfunds58@aol.com
www.americanfundsandtrusts.com